CARNOT COMPRESSION, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

{UNAUDITED}

Page

FINANCIAL STATEMENTS:

CARNOT COMPRESSION, INC.

BALANCE SHEETS

As of December 31, (USD $ in Dollars)	2023	2022
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 43,008	$ 27,964
Accounts receivable—net	77,938	67,820
Inventory	18,543	18,543
Total current assets	**139,489**	**114,327**
Intangible assets, net	414,957	409,687
Security deposit	1,697	1,697
Total other assets	**416,654**	**411,384**
Total assets	**$ 556,143**	**$ 525,711**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	131,898	158,767
Credit card	106,384	106,302
Line of credit	31,903	32,008
Promissory note	327,327	396,809
Due to owners	130,156	97,553
Deferred revenue	40,000	40,000
Other current liabilities	850,084	642,301
Total current liabilities	**1,617,752**	**1,473,740**
Total liabilities	**1,617,752**	**1,473,740**
SHAREHOLDERS' EQUITY		
Common stock	1,139	1,139
Additional paid In capital	2,050,082	1,993,079
Equity crowdfunding- common stock	67	67
Accumulated deficit	(3,112,897)	(2,942,314)
Total shareholders' equity	**(1,061,610)**	**(948,029)**
Total liabilities and shareholders' equity	**$ 556,143**	**$ 525,711**

See accompanying notes to financial statements.

CARNOT COMPRESSION, INC.

STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net revenue	$ 681,507	$ 349,343
Cost of goods sold	32,632	94,573
Gross profit	648,875	254,770
Operating expenses		
General and administrative	737,628	1,008,576
Sales and marketing	30,462	18,829
Total operating expenses	768,090	1,027,405
Operating loss	(119,215)	(772,635)
Interest expense	50,568	50,583
Other loss	800	800
Total other loss	(51,368)	(51,383)
loss before provision for income taxes	(170,583)	(824,018)
Net loss	**$ (170,583)**	**$ (824,018)**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2023 and 2022

(USD $ in Dollars)

(In , $US)	Memebrs' Equity	Common Stock		Equity Crowdfunding - Common Stock		Additional Paid in Capital	Retained earnings/ [Accumulated Deficit]	Total Shareholder Equity
		Shares	Amount	Shares	Amount			
Balance—December 31, 2021	-	11,388,520	1,139	679,183	68	1,397,611	$ (2,118,296)	$ (336,284)
Capital raised on Crowdfunding						373,115		$ 373,115
Shared Based Compensation						222,353		$ 222,353
Issuance of warrants							(824,018)	(824,018)
Balance—December 31, 2022	-	11,388,520	1,139	679,183	68	1,993,079	$ (2,942,314)	$ (564,835)
Capital raised on Crowdfunding						57,002		$ 57,002
Issuance of warrants							(170,583)	(170,583)
Balance—December 31, 2023		11,388,520	1,139	679,183	68	2,050,082	(3,112,897)	(678,415)

See accompanying notes to financial statements.

CARNOT COMPRESSION, INC.

STATEMENTS OF CASH FLOWS

	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (170,583)	$ (824,018)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	-	1,519
Amortization of intangibles	25,997	23,283
Share based compensation	-	222,353
Changes in operating assets and liabilities:		
Accounts receivable	10,892	14,036
Inventory	-	8,655
Accounts payable and accrued expenses	(26,868)	42,159
Credit cards	(5,530)	(2,146)
Other current liabilities	191,497	173,061
Net cash provided/(used) by operating activities	**25,404**	**(341,098)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of intangible assets	(30,493)	(54,771)
Net cash used in investing activities	**(30,493)**	**(54,771)**
CASH FLOW FROM FINANCING ACTIVITIES		
Line of credit	10	10
Borrowing on shareholder loan	32,602	82,130
Repayment of promissory note	(69,482)	(45,849)
Capital raised on crowdfunding	57,002	373,115
Net cash provided by financing activities	**20,133**	**409,406**
Change in cash	15,044	13,536
Cash—beginning of year	27,964	14,428
Cash—end of year	**$ 43,008**	**$ 27,964**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 50,568	$ 46,878

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Carnot Compression, Inc formerly known as Carnot Compression LLC was formed on February 19, 2014, in the state of Delaware. On May 11, 2020, the filed a Certificate of Conversion to convert from a Delaware Limited Liability Company to a Delaware C Corporation. The financial statements of Carnot Compression Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company has executed this Certificate of Conversion on May 11, 2020, and convert from the Limited Liability Company from a Delaware limited liability company to a Delaware corporation. The Company's headquarters are located in Scotts Valley, California.

Carnot Compression Inc. is engaged in developing and commercializing a proprietary, highly disruptive isothermal gas compression technology. The Company's technology addresses a very significant global energy challenge. Compression applications are widespread among industrial, commercial, and residential customers including industrial air and gas compression, compressed natural gas (CNG), refrigeration, and within air conditioning. Despite the widespread need for compression, the current state of the art technology is often energy inefficient, and for many applications very costly, with the heat of compression playing a major role in operating costs. For industrial air compressors, it is estimated that as much as 90% of the energy input to compress air is lost, primarily due to the heat of compression. In addition to driving up energy usage, the heat of compression also causes wear on component parts, necessitates multiple compression stages to achieve high pressure ratios, and leads to added costs for cooling for many applications. The Company's technology solves the heat of compression problem by isothermally compressing a gas/liquid emulsion in a rotating housing. The Company has a roadmap to achieving significant efficiency improvements across a variety of compression use cases.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023, and 2022, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

The Company capitalizes its software development costs which will be amortized over the expected period to be benefitted, which may be as long as five years.

Income Taxes

Carnot Compression Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from commercializing a proprietary, highly disruptive isothermal gas compression technology.

Cost of Goods Sold

The Company's cost of goods sold consist of direct labor and materials.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and 2022, amounted to $30,462 and $18,829, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 2, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Inventory	$ 18,543	$ 18,543
Total Inventory	**$ 18,543**	**$ 18,543**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Deferred Payroll	$ 850,084	$ 642,301
Total Other Current Liabilities	$ 850,084	$ 642,301

5. PROPERTY AND EQUIPMENT

As of December 31, 2023 and 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Computer equipment	$ 12,941	$ 12,941
Property and Equipment, at Cost	12,941	12,941
Accumulated depreciation	(12,941)	(12,941)
Property and Equipment, Net	$ (0)	$ (0)

Depreciation expense for property and equipment for the fiscal year ended December 31, 2023 and 2022 was in the amount of $0 and $0 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2023 and 2022, intangible asset consists of:

As of Year Ended December 31,	2023	2022
Software License	23,304	23,304
Capitalized patent costs	502,445	471,951
Intangible assets, at cost	$ 525,749	495,255
Accumulated amortization	(110,792)	(85,568)
Intangible assets, Net	$ 414,957	$ 409,687

Entire intangible assets have been amortized. Amortization expenses for patents and software for the fiscal year ended December 31, 2023 and 2022 was in the amount of $25,997 and $21,057, respectively. The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense
2023	$ 20,748
2024	20,748
2025	20,748
2026	20,748
Thereafter	331,965
Total	$ 414,957

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Shares class A, with par value of 0.0001. As of December 31, 2023 and 2022, 12,491,042 shares and 12,067,703 shares of Common Stock have been issued and are outstanding, respectively.

8. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of five years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	5.00
Risk-free interest rate	4%
Expected volatility	60%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	500,000	$ -	-
Granted	600,000	$ 1.00	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	1,100,000	$ 1.00	4.20
Exercisable Options at December 31, 2022	1,100,000	$ 1.00	4.20
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2023	1,100,000	$ 1.00	3.20
Exercisable Options at December 31, 2023	1,100,000	$ 1.00	3.20

Stock option expenses for the years ended December 31, 2023 and 2022, were $0 and $222,353, respectively.

Warrants

On February 3, 2021, the company entered into Newchip Accelerator master membership agreement with Newchip LLC (Accelerator) for receiving of certain program services. The program fee comes out to $29,999. $24,000 is payable via warrant and the remaining is paid via cash.

The Company issued a warrant to Newchip LLC, which shall initially expire 24 months (the "Warrant Period") from the effective date. Under the warrant terms, Newchip LLC shall have the right to invest up to $250,000 in the Company in exchange for securities of the Company under the same terms offered in a qualified financing.

The warrant expires in February 3, 2023 and was issued for a price of $24,000, which was recorded under Additional Paid-in Capital at the time of the issuance.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Santa Cruz Country Bank- Promissory Note	$ 450,000	7.00%	Fiscal Year 2022	10/27/2024	25,576	25,576	95,058	232,269	327,327	27,393	27,393	36,736	360,073	396,809
Total					$ 25,576	$ 25,576	$ 95,058	$ 232,269	$ 327,327	$ 27,393	$ 27,393	$ 36,736	$ 360,073	$ 396,809

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023	
2023	$ 95,058
2024	232,269
Total	$ 327,327

Line of Credit

During 2017, the company entered into a line of credit agreement with Wells Fargo in the amount of $32,400. The interest rate is 7% per annum. The total outstanding balances as of December 31, 2023 and 2022, was $31,903 and $32,008, respectively. The entire balance is classified as current.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and 2022, consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (170,583)	$ (824,048)
Valuation Allowance	170,583	824,048
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023 and 2022, are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (170,583)	$ (824,048)
Valuation Allowance	170,583	824,048
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,821,776 and the Company had state net operating loss ("NOL") carryforwards of approximately $1,077,603. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023 and 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023 and 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11.   RELATED PARTY

The Company owes $60,156 to Hans Shillinger for unreimbursed expenses and, $16,500 to Sean Kilgrow, $27,000 to Larry Leis, and $26,500 to Wayne Hagan for capital infusions as of December 31, 2023. As of December 31, 2022, the company owed $47,553 to Hans Shillinger for unreimbursed expenses and, $16,500 to Sean Kilgrow, $17,000 to Larry Leis, and $16,500 to Wayne Hagan for capital infusions.

12.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 2018, the Company entered into an office lease agreement with Turner Land Company, LP in the amount of $1,348 per month for base rent and common area operating expenses in the amount of $ 348 for the period 2/1/2019 to 2/28/2019. The lease commenced on February 1, 2019, and expired on January 31, 2020. After the lease expired, the company entered into a month-to-month lease basis.

Rent expense was in the amount of $24,494 and $21,697 as of December 31, 2023 and 2022, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 2, 2024, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

14.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $170,583, an operating cash flow of $25,404, and liquid assets in cash of $43,008, which is less than a year's worth of cash reserves as of December 31, 2023. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund a substantial portion of operating costs from EPC 21-017, the California Energy Commission (CEC) grant.   Additional funding will come through product revenue anticipated for certain pilot projects in the dairy industry as well as through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.